

June 15, 2011

International Barrier Technology, Inc.
Mr. David Corcoran, Chief Financial Officer
510 4th Street North
Watkins, MN 55389

> **Re:** **International Barrier Technology, Inc.**
> **Form 10-K for fiscal year ended June 30, 2010 filed October 8, 2010**
> **Form 10-Q for quarter ended September 30, 2010 filed November 15, 2010**
> **Form 10-Q for quarter ended December 31, 2010 filed February 14, 2011**
> **Form 10-Q for quarter ended March 31, 2011filed May 16, 2011**
> **File No. 0-20412**

Dear Mr. Corcoran:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended June 30, 2010

Item 9A. Controls and Procedures, page 51

(a) Evaluation of Controls and Procedures, page 51

1. We note that the Company concluded its disclosure controls and procedures were ineffective at June 30, 2010 due to the material weaknesses noted in its internal controls over financial reporting and that you were in the process of remediating such material weaknesses. We also note that in each subsequent Form 10-Q filing, management concluded that disclosure controls and procedures were effective and stated that there were no changes in internal controls over financial reporting during each quarter. Please explain to us how management determined that disclosure controls and procedures were

effective without making changes to internal controls over financial reporting. If you made changes to internal controls over financial reporting that enabled management to now conclude that disclosure controls and procedures are effective, please provide us an explanation of these changes, including when they were made and why they were not disclosed.

(b) Management's Report on Internal Control Over Financial Reporting, page 51

2. Your disclosure indicates that internal controls over financial reporting were not effective as of June 30, 2010 and that you performed additional post-closing procedures and analyses to prepare the consolidated financial statements included in the filing. To the extent that you were required to record material audit adjustments, please tell us if and how you considered whether these adjustments would have impacted previously issued annual and interim financial statements.

Forms 10-Q for the periods ended September 30, 2010, December 30, 2010, and March 31, 2011

Notes to the Consolidated Financial Statements

Note 1. Nature of Operations and Ability to Continue as a Going Concern

3. We note your disclosures appear to indicate there is substantial doubt regarding your ability to continue as a going concern. In light of the fact that you have Canadian auditors, please confirm to us that they considered the reporting obligations of AU Section 341 of the Public Company Accounting Oversight Board's Auditing Standards in regard to their report included in your Form 10-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

• the company is responsible for the adequacy and accuracy of the disclosure in the filing;

• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Mindy Hooker at (201) 551-3732, Anne McConnell at (202) 551-3709 or me at (202) 551-3768 with any questions.

Sincerely,

/s/ John Cash

John Cash
Branch Chief